Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe




05009376



Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, June 24th, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Important Issues

Dear Sirs:

Hereby we inform that the agreement reached by the Shareholders meeting held on March 22st, 2005 was legally formalized, through Public Deed dated on May 19th. 2005.

We inform that the delivery date for the new shares to be issued will be July 6th, 2005 .

The percentage of new shares will be 11%

Faithfully yours,

Patricia Gastelumendi Lukis
Finance Division Manager